FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3. 4. 5.

News Release dated May 11, 2006 (“RIM Provides Update on InPro Patent Litigation in the United States")

News Release dated May 15, 2006 (“RIM Announces BlackBerry Enterprise Server for MDS Applications")

News Release dated May 15, 2006 (“Etisalat and RIM Launch BlackBerry in the United Arab Emirates")

News Release dated May 17, 2006 (“IBM and Research In Motion to Collaborate on Mobilizing Enterprise Applications to BlackBerry")

News Release dated May 23, 2006 (“BlackBerry Connect for Palm Treo 650 Smartphone Now Available on Optus Network in Australia")

Page No 1 3 4 3 3

Document 1

May 11, 2006

FOR IMMEDIATE RELEASE

RIM Provides Update on InPro Patent Litigation in the United States

Waterloo, ON – Research In Motion (“RIM”) (Nasdaq: RIMM; TSX: RIM) provided an update today following a ruling in the InPro II Licensing, S.à.r.l. (“InPro”) versus RIM litigation in the United States Court of Appeals for the Federal Circuit. The Court of Appeals today affirmed the finding of non-infringement of U.S. Patent No. 6,523,079 in favor of RIM.

As previously disclosed, InPro filed an action against RIM in 2003 in connection with a patent relating to electronic devices having user-operable input means such as a thumb wheel. A stipulated judgment was entered in RIM’s favor in December, 2004 and InPro subsequently appealed.

_________________

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

May 15, 2006

FOR IMMEDIATE RELEASE

RIM Announces BlackBerry Enterprise Server for MDS Applications

New solution gives organizations the ease and flexibility to deploy wireless applications independent of email

WATERLOO, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced BlackBerry Enterprise Server for MDS Applications™, a new offering aimed at organizations looking to easily mobilize applications and have the flexibility to run them independent of wireless email deployments. BlackBerry Enterprise Server for MDS Applications builds on the solid foundation that has already made BlackBerry® the leading wireless platform for the enterprise today and offers the same industry-leading security, reliability, and administration features of BlackBerry Enterprise Server.

“Demand for wireless email continues to spread, but corporate and government customers now also require a robust wireless platform that can support an array of applications beyond email. BlackBerry Enterprise Server for MDS Applications is an important new product that will allow organizations to mobilize their existing systems and boost productivity for whole new groups of users that rely on applications such as field service, sales force automation, CRM, healthcare, transportation, logistics and SAP,” said Mike Lazaridis, President and co-CEO at Research In Motion. “With BlackBerry Enterprise Server for MDS Applications, customers will be able to focus on deploying wireless applications that are most relevant and essential to specific users.”

BlackBerry Enterprise Server for MDS Applications provides a complete and optimized framework for creating, deploying and managing wireless applications for BlackBerry devices. Key benefits of BlackBerry Enterprise Server for MDS Applications include:

o Separation of Applications from Email Environment: BlackBerry Enterprise Server for MDS Applications gives organization the flexibility to extend applications to mobile workers that do not have email accounts or do not require wireless email.

o Support for Hosted Applications: Service providers can use BlackBerry Enterprise Server for MDS Applications to offer hosted wireless applications, such as a sales force or field service automation application, to their customers, independent of hosting an email environment for those users.

o Enterprise-Class Security and Manageability: BlackBerry Enterprise Server for MDS Applications provides the same secure, push-based technology and scalable architecture of BlackBerry Enterprise Server. IT departments benefit from simplified management and centralized control of their wireless deployments with reduced administrative overhead and total cost of ownership. Mobile workers will benefit from broader support for wireless enterprise application access in the field.

o Robust Development Tools: Developers will have the ability to extend virtually any type of enterprise application to a BlackBerry device, using a variety of options that include:

o the use of standard Web development tools to easily and securely extend Intranet applications and content to users via the BlackBerry Browser™

o the BlackBerry Java Development Environment (JDE) for developing rich Java applications

o and BlackBerry MDS Studio™ with BlackBerry MDS Runtime™ to quickly mobilize applications through Web services standards including WSDL, XML, SOAP and HTTP(S).

o Extensive Developer Community: Organizations that deploy BlackBerry Enterprise Server for MDS Applications will be able to leverage the strong and growing community of thousands of Java developers and BlackBerry ISV Alliance Program members developing wireless applications for BlackBerry.

“Mobile applications for field-based employees yield a high return on investment and competitive advantage through improvements in productivity, accuracy and responsiveness,” said William Clark, Research Vice President, Gartner. “Wireless platforms are increasing their multichannel capability, which is key to reducing the amount of custom integration required to move users beyond mobile email.”

BlackBerry Enterprise Server for MDS Applications will be previewed at the Wireless Enterprise Symposium 2006 in Orlando, FL this week and is expected to be commercially available later this year. For more information and to apply to participate in the beta program please visit:

www.blackberry.com/go/serverformds

_________________

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 3

May 15, 2006

FOR IMMEDIATE RELEASE

Etisalat and RIM Launch BlackBerry in the United Arab Emirates

Dubai, United Arab Emirates and Waterloo, ON – Emirates Telecommunications Corporation – Etisalat, the Middle East’s leading telecommunications service provider and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), a leader in wireless innovation, today announced the launch of BlackBerry® to customers in the United Arab Emirates (UAE). Etisalat will be the first service provider to introduce the BlackBerry wireless platform in the Middle East Gulf region.

Etisalat will initially offer the BlackBerry 8700g™ and the BlackBerry 7290™ handsets. These devices provide an intuitive user experience with support for email, phone, text messaging, Internet, organizer and corporate data applications. These quad-band devices operate on Etisalat’s GSM/GPRS network and, with Etisalat’s more than 100 global roaming relationships, in more than 40 countries*.

“The end-to-end BlackBerry solution is now launched in the UAE and fully supported through Etisalat,” said Essa Al Haddad, Chief Marketing Officer for Etisalat. “Results from pilot testing show that the market in the UAE is ready for BlackBerry. We are confident that the BlackBerry solution we offer – the handheld devices, software, wireless services and on-site professional services – will all be embraced by the corporate and technology markets. BlackBerry from Etisalat will address the serious business needs of the UAE’s high powered, and very mobile, corporate workforce.”

“With more than five million subscribers today, BlackBerry is a popular and proven solution that continues to gain momentum around the world as organizations seek ways to keep their mobile employees connected to the information and communications important to their day. We are pleased to be working with Etisalat and EMS to offer BlackBerry in the UAE. This is a significant opportunity in one of the world’s fastest growing economic centers,” commented Charmaine Eggberry, Vice President, Enterprise Business Unit, Research In Motion.

The recently introduced BlackBerry 8700g features a completely re-engineered BlackBerry device platform that includes an Intel® XScale® cellular processor to deliver faster performance for web browsing, application use and attachment viewing. In addition, the BlackBerry 8700g provides a bright, high resolution LCD screen that supports more than 65,000 colors and delivers vivid graphics. It also incorporates an intelligent light-sensing technology that automatically adjusts the screen and keyboard lighting to provide optimized viewing in outdoor, indoor and dark environments. The BlackBerry 8700g also includes premium phone features such as dedicated ‘send,’ ‘end’ and ‘mute’ keys, smart dialing, conference calling, speed dialing, call forwarding, speakerphone and Bluetooth® support for hands-free use with car kits and wireless headsets.

The BlackBerry 7290 delivers an excellent voice and data experience with Bluetooth and quad-band support, operating on the GSM/GPRS 850/900/1800/1900 MHz frequencies. In addition, the BlackBerry 7290 features 32 MB flash memory and 4 SRAM, a bright LED backlight, as well as an optimized QWERTY keyboard style for easy dialing and typing. The high-resolution screen displays crisp images with support for more than 65,000 colors, while continuing to offer superior battery life for exceptional wireless performance.

— more —

The BlackBerry 8700g and BlackBerry 7290 operate in conjunction with BlackBerry Enterprise Server™, which tightly integrates with Microsoft® Exchange, Novell GroupWise® and IBM Lotus® Domino® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

To support the launch of BlackBerry, Etisalat has entered into a strategic partnership with Emitac Mobile Solutions (EMS), a Dubai-based mobile systems integrator and provider of wireless handheld business solutions. EMS will assist Etisalat in launching, delivering, supporting and selling BlackBerry from Etisalat in the UAE. Together, EMS and Etisalat will address the UAE market by delivering a suite of BlackBerry-enabled solutions to Etisalat’s customers.

“We are proud that Etisalat is bringing BlackBerry to the region with a unique customer care component. Etisalat will pro-actively monitor BlackBerry usage within a corporate network, offering four levels of advanced customer care, including project management and on-site service within hours of an incoming call. We anticipate the success of BlackBerry here will mirror its success in other parts of the world. Information about the features of specific products, as well as pricing and roaming capabilities will be announced shortly,” Mark Davis, Business Development Manager- Corporate, Etisalat.

Etisalat unveiled BlackBerry at the Dubai International Financial Exchange (DIFX), home to the world’s newest, global trading partner. DIFX now links Dubai with the world’s other financial centers in locations such as New York, London and Hong Kong, DIFC also participated in a BlackBerry pilot program from Etisalat and is the regional financial center between Western Europe and East Asia.

“With the strong economic growth in the region it is imperative for professionals in the United Arab Emirates to have the latest information at their fingertips anywhere and anytime,” said Hanan Askalan, Chief Information Officer for the Dubai International Finance Exchange (DIFX). “The easy-to-use BlackBerry solution offered through Etisalat will only accelerate the region’s growth as one of the top business and financial markets. BlackBerry is certainly a must-have tool for business and mobile professionals around the world and we are looking forward to adopting BlackBerry at the DIFX.”

“We are very pleased that Etisalat has elected to work with EMS,” said Derek Roga, CEO of EMS. “The EMS mission is to provide telecommunication service providers with an efficient method to rapidly deploy the BlackBerry wireless communications platform.”

About Etisalat

Established in 1976, Emirates Telecommunications Corporation – Etisalat — is known as an innovative and reliable provider of telecommunications, Internet and related services in the UAE. The Corporation is ranked by Financial Times as one of the Top 500 companies in the world in terms of market capitalization, and the sixth largest in the Middle East. Business units and subsidiary companies provide Etisalat and clients with a whole range of services including voice, data, satellite, Internet, IT solutions and consulting, smart card manufacture, data clearing, submarine cables laying and maintenance and related telecommunications services. Etisalat serves over 4.76 mobile customers in the UAE, a penetration rate of over 100 per cent. In 2005, Etisalat announced revenues of AED 12.9bn, and net profits of AED 4.3bn. For more information about Etisalat please visit the Company website at http://etisalat.com

About EMS

Emitac Mobile Solutions (EMS) is a Dubai based solutions and service provider and RIM strategic channel partner focused on the delivery, implementation and support of BlackBerry® Solutions. Delivered by an experienced team of mobile professionals, EMS provides the mobile operator with sales, marketing, distribution, solution implementation and technical support services for the BlackBerry wireless platform from Research In Motion (RIM). For organizations using the BlackBerry wireless platform, EMS provides the ability to rapidly create, deploy and manage robust client-server wireless applications that reduce organizations total cost of ownership and significantly increase the value of their mobile technology investment. EMS is the region’s first Mobile Virtual Solutions Provider (MVSP) whose services are delivered through partnerships the company has with mobile operators in the Gulf, North Africa and Eastern Europe. For more information about EMS please visit the Company website at http://www.emsmobile.com

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

*Check with Etisalat for roaming services. Roaming may be subject to local restrictions.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 4

Contact:
Erica Topolski
IBM Software Group
+1-617-693-2816
ericat@us.ibm.com

Marisa Conway
Brodeur (for RIM)
+1 212 771-3639
mconway@brodeur.com

FOR IMMEDIATE RELEASE

IBM and Research In Motion to Collaborate on Mobilizing Enterprise Applications to BlackBerry

Extension of SOA components to BlackBerry and customer promotions highlight new initiatives

ARMONK, N.Y. and WATERLOO, ON. May 17, 2006 – IBM and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced their intent to undertake new initiatives designed to drive growth in the mobile industry by providing customers with the benefits of tighter integration between IBM® Lotus® Domino® and the BlackBerry Enterprise Solution™.

Initial areas of focus include helping “workers on the go” by extending the millions of Lotus Domino applications through Web services directly to BlackBerry® and enhancing performance of the BlackBerry solution for Lotus Domino. As part of market awareness initiatives, RIM will offer a BlackBerry Enterprise Server promotion to Lotus Domino or IBM Lotus Sametime® customers.

Extending SOA components to BlackBerry: The integration of Web services support in Lotus Domino 7 with BlackBerry development tools makes it easier for customers to access, view and manipulate data remotely from their BlackBerry devices. The availability of business critical data helps customers save time and money by making it easier for their employees to be more productive regardless of location.

As the building blocks to a Service Oriented Architecture (SOA), Web services treat data and applications as reusable services enabling formerly disparate applications to easily work together. With today’s announcement, IBM and RIM are exploring opportunities for customers to more easily extend these Web services directly to BlackBerry, redefining the boundaries of their SOA to include mobile access. Extending Web services to the mobile arena creates an array of new opportunities for the over 125 million IBM Lotus Notes® and Domino users to collaborate with colleagues, clients and partners — regardless of location.

In support of this work, IBM recently previewed the ability to integrate SAP application business processes and information with Lotus Domino data on BlackBerry devices. This integration will allow customers to view their SAP solution content in their familiar Lotus Notes environment without being tied to their desk.

Enhancing Performance: IBM and RIM each intend to continue their efforts to optimize the performance of BlackBerry Enterprise Server for IBM Lotus Domino, further improving efficiency and manageability. These enhancements build on the companies’ shared goal to bring value to customers through features such as the ability to read Lotus Notes encrypted email and support for IBM DB2® software that were incorporated in BlackBerry Enterprise Server v4.1 for IBM Lotus Domino.

Special Promotional Offer: RIM is offering IBM Lotus Domino and Sametime customers a no-charge, downloadable, ten-user version of BlackBerry Enterprise Server v4.1 . The software can support up to 15 users with the purchase of additional client access licenses. It can also be upgraded beyond 15 users with the purchase of an electronic unlock key. Beginning May 17, customers will be able to access this promotion at:www.blackberry.com/go/mobilizedomino

“Making people more effective and productive in the work they do everyday is critical in the pursuit of profitable business growth”, said Mike Rhodin, general manager, Workplace, Portal and Collaboration Products, IBM. “IBM and RIM offer a powerful combination that can help the over 125 million Lotus Notes and Domino users extend their applications to the edge of the network.”

“Mobilizing applications for users is the most significant IT catalyst for boosting productivity in the enterprise today,” said Jim Balsillie, Chairman and Co-CEO at RIM. “Working with IBM to provide tighter integration between BlackBerry and Lotus Domino will benefit customers by enabling broader access to business applications.”

_________________

About IBM

IBM is the world’s largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Software offers a wide range of middleware and operating systems for all types of computing platforms, allowing customers to take full advantage of the on demand era. The fastest way to get more information about IBM software is through the IBM Software home page at http://www.software.ibm.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

IBM, the IBM logo, Lotus, Domino, Lotus Notes, Sametime and DB2 are trademarks of International Business Machines Corporation in the United States, other countries, or both.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.

All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. Neither RIM nor IBM assumes any liability nor makes any representation, warranty or guarantee in relation to the products or services of any other entity.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Document 5

May 23, 2006

FOR IMMEDIATE RELEASE

BlackBerry Connect for Palm Treo 650 Smartphone Now Available on Optus Network in Australia

SUNNYVALE, Calif., and WATERLOO, Ontario – Optus, Palm, Inc. (Nasdaq: PALM) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of BlackBerry® Connect™ for the Palm® Treo™ 650 smartphone on the Optus network in Australia. BlackBerry Connect enables new and existing Treo 650 users to benefit from many popular features of the “push”-based BlackBerry architecture via BlackBerry Enterprise Server™.

With BlackBerry Connect, Optus customers have a greater choice of mobile devices that are supported by the robust and secure capabilities of BlackBerry services and a wider choice of wireless email solutions on the feature-rich Palm Treo 650 smartphone.

Paul Kitchin, marketing director, Optus Business, said, “The Treo 650 has become an important part of Optus’ enterprise mobile data strategy. And now, with the addition of BlackBerry Connect, the Treo 650 will appeal to an even greater number of our corporate customers.”

“The Treo 650 smartphone provides Optus customers with a way to simplify their business and personal lives with the increased mobility offered by an all-in-one device, and with BlackBerry Connect they also have greater flexibility in their choice of enterprise messaging platforms,” said John Hartnett, senior vice president of worldwide sales and customer relations for Palm. “Expanding our geographic reach is one of Palm’s key objectives, and we continue to meet users’ mobile needs with a broad range of world-class, enterprise-strength mobile-computing solutions.”

Norm Lo, vice president for Asia Pacific at RIM, said, “Millions of corporate and government users around the world already rely on the BlackBerry architecture and infrastructure to remain connected to communications and information while on the go. We are now very pleased to be working with Optus and Palm to launch BlackBerry Connect on the Treo 650 and expand the market opportunity for BlackBerry in Australia.”

BlackBerry Connect for the Treo 650 smartphone supports the following features:

o "Push" Corporate Email delivers messages automatically -- and wirelessly -- to the Treo 650 smartphone's VersaMail®inbox. Changes to the inbox, including read/unread status and deletion, can be automatically synchronized between the user's email account and the Treo 650.

o Wireless Calendar Synchronization keeps the Treo 650 smartphone's built-in Calendar up to date remotely, allowing users to receive, accept or decline meeting requests on the go.

o Attachment Viewing lets users view Excel, Word, PowerPoint, and PDF documents while on the road.(1)

o Remote Address Lookup (RAL) allows users to search their corporate directory wirelessly for email addresses without the need to download every name to the Treo 650.

o Enables centralized device management, including support for IT policies such as over-the-air device disablement and password device lock, as well as end-to-end security with Triple DES encryption.

More information is available at: http://www.palm.com/us/enterprise/products/blackberry_connect.html.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.BlackBerry.com.

About Optus

Optus is an Australian leader in integrated communications — serving more than six million customers each day. The company provides a broad range of communications services including mobile, national and long distance services, local telephony, international telephony, business network services, internet and satellite services and subscription television. In 2001, SingTel became the parent company of Optus, paving the way for Optus to become a strong and strategic telecommunications player within the Asia-Pacific region. For more information please visit www.optus.com.au/aboutoptus.

About Palm, Inc.

Palm, Inc., a leader in mobile computing, strives to put the power of computing in people’s hands so they can access and share their most important information. The company’s products for consumers, mobile professionals and businesses include Palm® Treo™ smartphones, Palm handheld computers, and Palm LifeDrive™ mobile managers, as well as software, services and accessories.

Palm products are sold through Internet, retail, reseller and wireless operator channels throughout the world, and at Palm Retail Stores and Palm online stores (http://www.palm.com/store).

More information about Palm, Inc. is available at http://www.palm.com.

_________________

(1) Attachments that are sent via email can be opened by using the BlackBerry Attachment Viewing Service or via native file viewers on the Treo 650 smartphone. Please refer to the BlackBerry Connect for Treo 650 smartphone User Guide for supported files and size limitations.

Palm, Treo and LifeDrive are among the trademarks or registered trademarks owned by or licensed to Palm, Inc. All other brand and product names are or may be trademarks of, and are used to identify products or services of, their respective owners.

Media Contacts:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Kristine Boyden
A&R Partners for Palm, Inc.
650.762.2837
kboyden@arpartners.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Palm, Palm OS, Treo, LifeDrive and VersaMail are among the trademarks or registered trademarks owned by or licensed to Palm, Inc. All other brand and product names are or may be trademarks of, and are used to identify products or services of, their respective owners.

Forward-looking statements from RIM:

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	May 29, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller